EXHIBIT 3.2

ESCALADE, INCORPORATED

AMENDMENTS TO AMENDED BY-LAWS

August 10, 2022 (marked to show changes against prior provisions)

Article II, Section 1 “Annual Meeting” of the Corporation’s Amended By-Laws:

“Section 1. Annual Meeting. ~~The~~ An annual meeting of the Corporation’s stockholders shall be held ~~on the fourth Friday of April of~~ each year ~~or at~~ on such ~~other~~ date and hour as shall be ~~designated from time to time~~ determined by the Board of Directors and ~~set forth in the notice of said and at such time and place as designated by the Board~~designated in the notice of such annual meeting provided in accordance with Article II, Section 4 and applicable law. Failure to hold an annual meeting of stockholders at such designated time shall not affect the validity of any corporate action of the Corporation.”

Article II, Section 3 “Place of Meetings” of the Corporation’s Amended By-Laws:

“Section 3. Place of Meetings. Meetings of the stockholders shall be held at such place within or without the State of Indiana , or may be held solely by means of remote communication, as shall be designated by the Board of Directors.”

Article IX, Section 1 “Fiscal Year” of the Corporation’s Amended By-Laws:

“Section 1. Fiscal Year. ~~The~~ Through and including December 31, 2022, the fiscal year of the Corporation shall end on the last Saturday of December in each year and ~~the succeeding~~ such fiscal year shall ~~begin~~ have begun on the day ~~next succeeding~~ immediately following the last day of the preceding fiscal year. Commencing January 1, 2023 and thereafter, the fiscal year shall begin on January 1 and end on December 31 in each year.”